UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 4)*

                                 RADVision Ltd.
                                 --------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.10 per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   M8186910 5
                                   ----------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  88906B105


1   Name of Reporting Person:  Zohar Zisapel
    I.R.S. Identification No. of above person (entities only): N/A


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:     Israel


Number of        5     Sole Voting Power:            2,206,587 Ordinary Shares*
Shares
Beneficially     6     Shared Voting Power:            187,213 Ordinary Shares
Owned by
Each             7     Sole Dispositive Power:       2,206,587 Ordinary Shares*
Reporting
Person With      8     Shared Dispositive Power:       187,213 Ordinary Shares


9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                       2,393,800 Ordinary Shares


10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]


11  Percent of Class Represented by Amount in Row (9):   10.6%**


12  Type of Reporting Person (See Instructions):     IN

-----------------
* Includes 78,750 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of December 31, 2007.
** Based on 22,518,223 Ordinary Shares that the Issuer advised were issued and outstanding as of December 31, 2007.



                                Page 2 of 5 Pages

   Item 1.

   (a) Name of Issuer: RADVision Ltd.

   (b) Address of Issuer's Principal Executive Offices: 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

   Item 2.

   (a) Name of Person Filing: Zohar Zisapel

   (b) Address of Principal Business Office or, if none, Residence:
       24 Raoul Wallenberg Street, Tel Aviv 69719

   (c) Citizenship: Israel

   (d) Title of Class of Securities:
       Ordinary Shares, par value NIS 0.10 per share ("Ordinary Shares")

   (e) CUSIP Number: M81869 10 5

   Item 3.  Not applicable

   Item 4.  Ownership

  (a) Amount beneficially owned: As of December 31, 2007, the Reporting Person beneficially owned 2,393,800 Ordinary Shares, or 10.7%, of the total number of Ordinary Shares issued and outstanding, of which: (i) 1,510,525 Ordinary Shares were owned of record by the Reporting Person; (ii) 78,750 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of December 31, 2007; (iii) 306,456 Ordinary Shares were owned of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; (iv) 310,856 Ordinary Shares were owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person; and
  (v) 187,213 Ordinary Shares were owned of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. The Reporting Person and Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

   (b) Percent of class: 10.7%**

   (c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 2,206,587 Ordinary Shares*

      (ii)  Shared power to vote or to direct the vote: 187,213 Ordinary Shares

      (iii) Sole power to dispose or to direct the disposition of:
            2,206,587 Ordinary Shares*

      (iv)  Shared power to dispose or to direct the disposition of:
            187,213 Ordinary Shares

-----------------
* Includes 78,500 Ordinary Shares issuable upon the exercise of currently exercisable options granted to the Reporting Person.
** Based on 22,518,223 Ordinary Shares that the Issuer advised were issued and outstanding as of December 31, 2007.


                                Page 3 of 5 Pages

Item 5.    Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.    Identification and Classification of Members of the Group

                  Not applicable.

Item 9.    Notice of Dissolution of Group

                  Not applicable.

Item 10.  Certification

                  Not applicable.


                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February  4, 2008

                                            /s/Zohar Zisapel
                                            ----------------
                                            Zohar Zisapel














                                Page 5 of 5 Pages